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                                October 20, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20949
Attn:   Paula Dubberly

         RE: GARAGE.COM INC.
             FORM S-1
             FILE NO. 333-30174

Ladies and Gentleman:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Garage.com Inc. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-30174 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's Common Stock have been or will be made pursuant to the S-1 Registration Statement.

         If you have any questions, please call Mark Reinstra or David Hsu of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or the undersigned at 650-470-0950.

                                       Very truly yours,

                                       GARAGE.COM INC.



                                       By: /s/ Guy Kawasaki
                                          --------------------------------------
                                          Guy Kawasaki
                                          Chief Executive Officer



cc:     Mark Reinstra
        David Hsu
           Wilson Sonsini Goodrich & Rosati